SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

March 27, 2012

BP AGREES SALE OF SOUTHERN GAS ASSETS TO PERENCO

BP announced today that it has agreed to sell its interests in its southern gas assets (SGA) in the UK North Sea to Perenco UK Ltd for $400 million in cash.

As it continues the active management of its business portfolios around the world, focusing on core activities and future growth, BP expects to divest assets with a total value of $38 billion between 2010 and the end of 2013. Including the agreement to sell SGA, the company has now announced divestments with an expected value totalling approximately $23 billion.

Perenco has made an initial payment to BP of $100 million in cash and the remaining $300 million will be paid on completion, which is expected before the end of 2012. A further $10 million may be paid in the future contingent on the prevailing gas prices. Completion of the sale is subject to a number of third party and regulatory approvals. It is expected that impacted BP employees working for SGA will transfer with the asset to Perenco.

Trevor Garlick, regional president for BP North Sea, said: "We are pleased to have reached this agreement. Perenco is committed to investing in and developing SGA beyond BP's plans, ultimately providing a longer-term future for the assets and the people who work there. The continued safe operation of SGA will continue to be our priority as we support employees through the transition process."

The divestment of SGA is part of BP's strategy to develop a more focused North Sea business in the UK and Norway. BP has a multi-billion pound investment programme currently underway, with four major field development projects in the UK and a further two in Norway.

Mr Garlick said: "Together with our partners BP is currently progressing projects in the UK offshore that will involve a total investment of £10 billion over the next five years - representing the highest level of annual investment BP has ever made into the UK's offshore industry. Actively managing our portfolio allows us to concentrate our people, capabilities and investment on sustaining BP's business in the North Sea for the long term."

Notes to editors:

SGA:
BP initially announced its intention to sell SGA in February 2011. Today's agreement with Perenco includes:

• The Cleeton stream fields (including Wollaston, Whittle, Ravenspurn North, Ravenspurn South)
• The West Sole stream fields (including West Sole, Hyde, Hoton, Newsham)
• The Amethyst field
• Dimlington terminal
• Hessle office

SGA manned platforms: West Sole Alpha; Ravenspurn North; and Cleeton

SGA normally unmanned installations (NUIs): Apollo/Minerva (M1); Mercury; Neptune; Wollaston & Whittle; West Sole B & C; Ravenspurn South; Amethyst (C1D, A1D, A2D & B1D); Hyde; Hoton; and Newsham.

The consideration will be allocated 70 per cent to plant and machinery.

Current net BP production from the SGA assets totals some 25,000 barrels of oil equivalent a day (boed).

BP in the North Sea:

• BP is a major investor in the North Sea with an extensive portfolio of production from existing reservoirs; new projects under development; and growth potential in undeveloped resources.
• Current production is over 200,000 barrels of oil equivalent per day and the company has over 3 billion barrels of proven and contingent resource available
• BP is investing $10 billion (c £6.7billion) net over the next five years in the North Sea - including major projects in the UK and in Norway.
• Four major projects are currently underway in the UK - Clair Ridge, Quad 204 (Schiehallion), Devenick and Kinnoull and two in Norway - Skarv and Valhall redevelopment.
• In the 26th UKCS Licensing Round in 2010, BP was awarded licence interests in seven offshore exploration blocks - the largest licence award BP has received in the UK for more than a decade.
• To deliver its North Sea plans, BP is looking to recruit around 150 experienced engineers annually across a range of disciplines in addition to increasing its ongoing graduate recruitment.

Perenco:
Perenco is a leading European oil and gas company with a presence in 17 countries, spanning from Africa to South America, and from the Middle East to Europe. Perenco is proud to be a responsible, safe operator and a partner of choice. Further information on the company can be found at: www.perenco.com

Further information:
• BP London press office: 020 7496 4076, bppress@bp.com
• BP Aberdeen press office: 01224 832030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 March 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary